Exhibit 99.1

Media Release

Planegg/Munich, Germany, May 5, 2021

MorphoSys AG Reports First Quarter 2021 Results

- Monjuvi U.S. net product sales of € 12.9 million (US$ 15.5 million)

- Tremfya royalties of € 11.6 million

- Reaffirming group revenue guidance of € 150 to € 200 million

- Conference call and webcast (in English) tomorrow, May 6, 2021 at 2:00pm CEST

(1:00pm BST/8:00am EDT)

MorphoSys AG (FSE:MOR; NASDAQ:MOR) reports financial results for the first quarter of 2021.

“For 2021, our focus is on three key areas: executing on the Monjuvi launch; rapidly advancing the tafasitamab backbone strategy through additional clinical studies; and expanding our pipeline,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “While we experienced headwinds from the pandemic in the first quarter, we are cautiously optimistic that the COVID-19 impact in the U.S. will start to diminish in the second half of 2021. We are confident in the potential of Monjuvi given its broad second-line label and overall profile in the r/r DLBCL setting. We are also making important progress initiating key trials for both tafasitamab and felzartamab this year.”

Tafasitamab Highlights

•	Monjuvi® (tafasitamab-cxix) U.S. net product sales of € 12.9 million (US$ 15.5 million).

•	Monjuvi was granted a product-specific HCPCS J-Code, effective April 1, 2021.

•

On January 5, 2021, MorphoSys and Incyte announced that the Swiss Agency for Therapeutic Products (Swissmedic) had accepted the marketing authorization application (MAA) for tafasitamab and on January 12, 2021, MorphoSys and Incyte announced that Health Canada had accepted the New Drug Submission (NDS) for tafasitamab. Both applications seek approval for tafasitamab, in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), including DLBCL arising from low grade lymphoma, who are not eligible for, or refuse, autologous stem cell transplantation (ASCT).

Pipeline Highlights

Felzartamab:

•	M-PLACE study of felzartamab in autoimmune membranous nephropathy ongoing: the safety run-in phase was completed and the full enrollment phase opened.

•

In February 2021, the first patient with autoimmune membranous nephropathy was dosed with felzartamab in the New-PLACE study, a phase 2 study evaluating different treatment schedules to identify the regimen for the pivotal study.

Otilimab:

•

On March 2, 2021, we announced that our partner GSK reported preliminary results of the OSCAR study using otilimab for the treatment of severe pulmonary COVID-19 related disease. Given these data suggest an important clinical benefit in a pre-defined sub-group of high-risk patients and the urgent public health need, GSK has amended the OSCAR study to expand this cohort to confirm these potentially significant findings. The dosing of the first patient in the expanded study triggered milestone payments totaling € 16 million to MorphoSys.

MOR210:

•

On January 25, 2021, MorphoSys and I-Mab announced that the first patient has been dosed in a phase 1 dose escalation study to evaluate the safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of MOR210/TJ210 monotherapy in patients with relapsed or refractory advanced solid tumors in the United States.

Corporate Updates

•	On January 6, 2021, MorphoSys announced the appointment of Sung Lee as Chief Financial Officer, effective as of February 2, 2021.

Significant Events After The Reporting Period

•

On April 19, 2021, MorphoSys and Incyte announced that the first patient has been dosed in the placebo-controlled Phase 3 inMIND study evaluating the efficacy and safety of tafasitamab or placebo in combination with lenalidomide and rituximab in patients with relapsed or refractory follicular lymphoma (FL) or marginal zone lymphoma (MZL).

First Quarter 2021 Financial Results (IFRS)

Total revenues for the quarter ended March 31, 2021 were € 47.2 million compared to € 251.2 million for the comparable period in 2020. The year-over-year decline was driven by the upfront payment of the collaboration and license agreement with Incyte in the first quarter 2020 for the out-licensing of tafasitamab outside the USA.

in € million	3M 2021	3M 2020	Change
Total revenues	47.2	251.2	(81%)

Monjuvi product sales	12.9	—	—

Royalties	11.6	9.3	25%

Licenses, milestones and other	22.7	241.9	(91%)

Cost of Sales: In the first three months of 2021, cost of sales increased to € 5.0 million (3M 2020: € 3.3 million).

Research and Development (R&D) Expenses: In the first three months of 2021, research and development expenses were € 33.3 million (3M 2020: € 21.5 million). Growth over 2020 reflects the increased investment to support the advancement of proprietary programs and consisted primarily of expenses for external laboratory services and personnel expenses.

Selling, General and Administrative (SG&A) Expenses: Selling expenses increased in the first three months of 2021 to € 28.2 million (3M 2020: € 12.8 million) and general and administrative expenses remained almost unchanged at € 10.3 million (3M 2020:€ 10.1 million). The year-over-year increase in selling expenses was primarily driven by the full quarter impact of the expenses for services provided by Incyte as part of the joint U.S. marketing activities for Monjuvi.

Operating Loss: Operating loss amounted to € 29.6 million in the first three months of 2021 (3M 2020: operating profit of € 203.5 million).

Consolidated Net Loss: For the first three months of 2021, consolidated net loss was € 41.6 million (3M 2020: consolidated net profit of € 195.5 million).

Cash and Investments: As of March 31, 2021, the Company had cash and investments of € 1,215.0 million compared to € 1,244.0 million on December 31, 2020.

Number of shares: The number of shares issued remained unchanged since year-end 2020 and totaled 32,890,046.

Financial Guidance and Operational Outlook for 2021

in € million	Financial Guidance 2021
Group Revenues	150 to 200	*

Operating Expenses	355 to 385	**

R&D expense as a % of Operating Expenses	45 to 50%

*

Group revenues includes the announced € 16 million milestone payments from GSK, but excludes other potential significant milestones from development partners and/or licensing partnerships. This revenue guidance is subject to a number of uncertainties including the potential for variability from the first full year of the Monjuvi product launch, the limited visibility that MorphoSys has on the Tremfya royalty stream as well as the ongoing COVID-19 pandemic and the impact on our as well as our partner’s business operations.

**	Operating expenses is comprised of R&D and SG&A, inclusive of Incyte’s share of Monjuvi selling costs in the USA.

MorphoSys expects for Tafasitamab the following events and activities in 2021:

•	Continuation of the phase 1b trial with tafasitamab in previously untreated DLBCL (firstMIND);

•	Initiation of a pivotal phase 3 trial of tafasitamab in previously untreated DLBCL (frontMIND);

•	Continuation of the phase 3 inMIND trial of tafasitamab in patients with relapsed or refractory follicular lymphoma (FL) or marginal zone lymphoma (MZL);

•

Investigation of tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory DLBCL, first-line DLBCL and relapsed or refractory follicular lymphoma (r/r FL) jointly with Incyte and Xencor;

•	Continuation of the L-MIND study of tafasitamab and evaluate the long-term efficacy and safety data;

•	Continuation of the phase 3 B-MIND study of tafasitamab in combination with bendamustine for r/r DLBCL;

•	Presentation of data from the 3-year follow up of L-MIND as well as other abstracts at several scientific conferences (e.g. ASCO, EHA);

•

Decision on the European Marketing Authorization Application (MAA), seeking approval of tafasitamab in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with r/r DLBCL which is currently under review;

•	Support of Incyte in submitting marketing authorization applications in other markets.

MorphoSys Group Key Figures (IFRS, March 31, 2021)

in € million	3M 2021	3M 2020	Change
Revenues	47.2	251.2	(81%)

Monjuvi product sales	12.9	—	—

Royalties	11.6	9.3	25%

Licenses, milestones and other	22.7	242.0	(91%)

Cost of Sales	(5.0)	(3.3)	52%

Gross Profit	42.1	248.0	(83%)

Total Operating Expenses:	(71.7)	(44.4)	61%

Research and Developlment	(33.3)	(21.5)	55%

Selling	(28.2)	(12.8)	> 100%

General and Administrative	(10.3)	(10.1)	(2%)

Operating Profit / (Loss)	(29.6)	203.5	> (100% )

Consolidated Net Profit (+) / (Loss)	(41.6)	195.5	> (100% )

Earnings per Share, Basic and Diluted (in €)	(1.27)

Earnings per Share, Basic (in €)	—	6.12	—

Earnings per Share, diluted (in €)	—	6.11	—

Cash and investments (end of period)	1,215.0	1,244.0 *	(2%)

*	Value as of December 31, 2020

MorphoSys will hold its conference call and webcast tomorrow, May 6, 2021, to present the results for the first quarter of 2021 and the further outlook for 2021.

Dial-in number for the conference call (in English) at 2:00pm CEST; 1:00pm BST; 8:00am EDT:

Germany:	+49 69 201 744 220
For UK residents:	+44 203 009 2470
For US residents:	+1 877 423 0830
(all numbers reachable from any geography)
Participant PIN:	30606690#

Please dial in 10 minutes before the beginning of the conference.

A live webcast and slides will be made available at the Media and Investors section under Conferences on MorphoSys’ website at http://www.morphosys.com and after the call, a slide-synchronized audio replay of the conference will be available at the same location.

The interim statement for the first quarter of 2021 (IFRS) is available online:

http://www.morphosys.com/Reports

About tafasitamab

Tafasitamab is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb(R) engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP).

Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In January 2020, MorphoSys and Incyte entered into a collaboration and licensing agreement to further develop and commercialize tafasitamab globally. Monjuvi(R) is being co-commercialized by Incyte and MorphoSys in the United States. Incyte has exclusive commercialization rights outside the United States.

A marketing authorization application (MAA) seeking the approval of tafasitamab in combination with lenalidomide in the EU has been validated by the European Medicines Agency (EMA) and is currently under review for the treatment of adult patients with relapsed or refractory DLBCL, including DLBCL arising from low grade lymphoma, who are not candidates for ASCT.

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in a number of ongoing combination trials.

Monjuvi® is a registered trademark of MorphoSys AG.

XmAb® is a registered trademark of Xencor, Inc.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for people living with cancer and autoimmune diseases. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys is advancing its own pipeline of new drug candidates and has created antibodies which are developed by partners in different areas of unmet medical need. In 2017, Tremfya® (guselkumab) – developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc., for the treatment of plaque psoriasis – became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of the company’s proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma.

Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has more than 600 employees. More information at www.morphosys.com or www.morphosys-us.com.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi’s ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Jeanette Bressi Director, US Communications Tel: +1 617 404 7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1 857 772 0240 myles.clouston@morphosys.com